                                        Pfizer Inc
                                        235 East 42nd Street
                                        New York, NY 10017
                                        ----------------------------------------
[Logo]                                  NEWS


For immediate release         Contact:
April 11, 1996                Bob Fauteux (Pfizer, New York) 212-573-3079
                              Andrew Heath (Pfizer, Brussels) 32-2-722-0853
                              Karen Vinjamuri (Corvita, Miami) 305-599-3100



                  PFIZER AGREES TO ACQUIRE CORVITA CORPORATION,
                 INNOVATOR IN TECHNOLOGIES FOR VASCULAR DISEASE


New York, April 11 -- Pfizer Inc (NYSE: PFE) and Corvita Corporation (Nasdaq:
CVTA) jointly announced today that they have signed a definitive merger agreement pursuant to which Pfizer will acquire all of the outstanding stock of Corvita at $10.25 per share, or approximately $85 million. To implement this agreement Pfizer will commence a cash tender offer within five business days. The completion of the tender offer is subject to a number of customary conditions.

Based in Miami, Florida, Corvita develops, manufactures and markets synthetic vascular grafts. These grafts are used in the treatment of severely diseased arteries and are produced at Corvita's facilities in Miami and Brussels, Belgium. Corvita is also developing combination stent/graft devices, which are in clinical trails both in the U.S. and Europe.

Consummation of the merger is conditioned on, among other things, the tender of at least a majority of the outstanding shares of Corvita, on a fully diluted basis, in the tender offer. Shareholders owning approximately 20% of the outstanding shares of Corvita have entered into binding agreements to tender their shares.

Corvita will operate as a business of the Pfizer Hospital Products Group (HPG).

                                     (more)

"The acquisition of Corvita brings new products and biomaterials technologies highly complementary to one of HPG's strategic emphases, interventional cardiology and radiology," said P. Nigel Gray, vice president of Pfizer Inc and president of the Pfizer Hospital Products Group. "In these rapidly growing clinical specialties, Corvita's expertise in developing advanced stent/graft devices adds significantly to the existing global strengths of our Schneider and NAMIC businesses."

Corvita stent/graft devices may be implanted in diseased or damaged arteries, for example, using minimally invasive techniques. Once in place, these devices allow the unimpeded flow of blood.

"Corvita's technologies focus on the critical medical needs of thousands of patients suffering from life-threatening vascular disease, including abdominal aortic aneurysms, and trauma," said Robert Neimeth, executive vice president of Pfizer Inc responsible for the Hospital Products and Animal Health Groups, and president of the Pfizer International Pharmaceuticals Group. In the United States each year, abdominal aortic aneurysm -- a weakening of the walls of one of the body's main arteries, sometimes to the point of rupture -- afflicts an estimated 190,000 people, often resulting in death.

Pfizer Inc is a research-based, diversified health-care company with global operations. In 1995, the Company reported sales of over $10 billion and invested more than $1.4 billion in research and development.

                                    # # # # #